UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13-d2(a)
(Amendment No. 13)*

THE NEW YORK TIMES COMPANY
(Name of Issuer)
Class A Common Stock (par value $0.10 per share)
(Title of Class of Securities)
650111107
(CUSIP Number)
Philip Falcone 450 Park Avenue 30th Floor New York, New York 10022 (212) 339-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
NOVEMBER 24, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 650111107	Page 2 of 9
SCHEDULE 13D/A

1		NAME OF REPORTING PERSONS Harbinger Capital Partners Master Fund I, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,747,386
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,747,386
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,747,386
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.58%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 650111107	Page 3 of 9
SCHEDULE 13D/A

1		NAME OF REPORTING PERSONS Harbinger Capital Partners LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,747,386
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,747,386
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,747,386
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.58%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 650111107	Page 4 of 9
SCHEDULE 13D/A

1		NAME OF REPORTING PERSONS Harbinger Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,747,386
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,747,386
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,747,386
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.58%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 650111107	Page 5 of 9
SCHEDULE 13D/A

1		NAME OF REPORTING PERSONS Philip Falcone
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,747,386
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,747,386
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,747,386
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.58%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 650111107	Page 6 of 9
SCHEDULE 13D/A

Item 1	Security and Issuer

This Amendment No. 13 to Schedule 13D (“Amendment No. 13”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on February 11, 2008 (the “Schedule 13D”), as amended by Amendment No. 1 filed on February 19, 2008, Amendment No. 2 filed on February 21, 2008, Amendment No. 3 filed on February 25, 2008, Amendment No. 4 filed on March 17, 2008, Amendment No. 5 filed on November 17, 2008, Amendment No. 6 filed on March 6, 2009, Amendment No. 7 filed on September 21, 2009, Amendment No. 8 filed on November 19, 2009, Amendment No. 9 filed on December 3, 2009, Amendment No. 10 filed on March 30, 2010, Amendment No. 11 filed on April 22, 2010, and Amendment No. 12 filed on October 21, 2010, with respect to the Class A Common Stock, $0.01 par value per share (the “Shares”), of The New York Times Company, a New York corporation (the “Issuer”). The address of the Issuer is 620 Eighth Avenue, New York, NY 10018.

Item 2	Identity and Background.

No material change.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“As of the date hereof the Master Fund may be deemed to beneficially own 3,747,386 Shares.

As of the date hereof Harbinger LLC may be deemed to beneficially own 3,747,386 Shares.

As of the date hereof Harbinger Holdings may be deemed to beneficially own 3,747,386 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 3,747,386 Shares.”

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“As of November 22, 2010, the Reporting Persons ceased to be beneficial owners of 5% or more of the outstanding Shares.”

CUSIP No. 650111107	Page 7 of 9
SCHEDULE 13D/A

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by deleting paragraphs (a), (b), (c) and (e) thereof and replacing such items with the following:

“References to percentage ownerships of Shares in this Schedule 13D are based upon the 145,086,349 Shares stated to be outstanding as of October 22, 2010  by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2010.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 3,747,386 Shares, constituting 2.58% of the Shares outstanding of the Issuer.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,747,386 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,747,386 Shares.

The Master Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 3,747,386 Shares, constituting 2.58% of the Shares outstanding of the Issuer.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,747,386 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,747,386 Shares.

Harbinger LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 3,747,386 Shares, constituting 2.58% of the Shares outstanding of the Issuer.

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,747,386 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,747,386 Shares.

Harbinger Holdings specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

CUSIP No. 650111107	Page 8 of 9
SCHEDULE 13D/A

                                (a, b)  As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 3,747,386 Shares, constituting 2.58% of the Shares outstanding of the Issuer.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,747,386 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,747,386 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(c)  On November 22, 2010, the Master Fund sold 7,000,000 Shares at a price of $8.13 per Share.”

(e)  As of November 22, 2010, the Reporting Persons ceased to be beneficial owners of 5% or more of the outstandiong Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“As of November 22, 2010, the Reporting Persons ceased to be beneficial owners of 5% or more of the outstanding Shares.”

Item 7.	Material to be Filed as Exhibits.

Exhibit V:	Joint Filing Agreement

CUSIP No. 650111107	Page 9 of 9
SCHEDULE 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
By:	Harbinger Capital Partners LLC
By:	Harbinger Holdings, LLC, Manager
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC
By:	Harbinger Holdings, LLC, Manager
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HARBINGER HOLDINGS, LLC
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

/s/ Philip Falcone
Philip Falcone

November 24, 2010

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)